Exhibit 12.1
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES — FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	2006	2007	2008	2009	2010

Earnings:
Income from continuing operations before income taxes	$160,869	$161,515	$112,995	$97,570	$92,304

Fixed charges:
Interest expense	8,569	12,766	20,335	25,481	24,124
Rent expense (Interest factor)	9,098	8,016	9,528	8,146	7,538

TOTAL FIXED CHARGES	17,667	20,782	29,863	33,627	31,662

EARNINGS AVAILABLE FOR FIXED CHARGES	$178,536	$182,297	$142,858	$131,197	$123,966

Ratio of earnings to fixed charges (1)	10.11	8.77	4.78	3.90	3.92

(1)	The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).